ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010
(Expressed in United States Dollars, except where noted)

14142 Denver West Parkway, Suite 250, Golden, Colorado 80401
Telephone: 303.278.8464    Facsimile: 303.279.3772    Toll Free: 1.877.692.8182     email: atna@atna.com     www.atna.com

INDEX TO
FINANCIAL STATEMENTS

Financial Statements

The following audited consolidated financial statements have been prepared by Atna Resources Ltd. (the “Company") pursuant to Canadian generally accepted accounting principles. The consolidated financial statements have been prepared in United States dollars (“USD” or “US$”), except for certain footnote disclosures that are reported in Canadian dollars (“CAD” or “C$”).

Report of Independent Registered Public Accounting Firm	Page 3

Consolidated Balance Sheets	Page 4

Consolidated Statements of Operations	Page 5

Consolidated Statement of Changes in Shareholders’ Equity	Page 6

Consolidated Statements of Cash Flows	Pages 7-8

Notes to Consolidated Financial Statements	Pages 9-38

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Atna Resources Ltd.
Denver, Colorado

We have audited the accompanying consolidated balance sheets of Atna Resources Ltd. (“the Company”) as of December 31, 2010 and 2009, and the related consolidated statements of operations, cash flows and shareholders' equity for each of the years in the three year period ended December 31, 2010 and notes, comprising of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles and for such internal control as management determines necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits.  We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements.  The procedures selected depend on our judgment, including the assessment of risks of material misstatement of the consolidated financial statements, whether due to fraud or error.  In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our opinions.

Opinion
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Atna Resources Ltd. and subsidiaries, as of December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2010, in conformity with Canadian generally accepted accounting principles.

Ehrhardt Keefe Steiner & Hottman PC

March 23, 2011
Denver, Colorado

ATNA RESOURCES LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
As of December 31

	2010	2009
ASSETS
Current assets
Cash and cash equivalents	$9,593,200	$13,060,300
Investments available-for-sale	-	267,700
Gold inventories	12,636,600	6,936,200
Prepaids and other current assets	1,611,800	1,067,500
Total current assets	23,841,600	21,331,700

Non-current assets
Property, plant, mine development and mineral interests, net	50,236,100	53,038,200
Restricted cash	5,064,500	4,076,100
Other non-current assets	22,700	455,300
Future income tax assets	956,000	956,000

Total assets	$80,120,900	$79,857,300

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	$2,352,400	$1,802,200
Derivative liabilities	2,531,600	547,600
Asset retirement obligations	647,900	938,900
Notes payable	2,834,100	1,321,200
Gold bonds, net of discount	3,078,100	2,872,000
Capital leases	247,700	1,623,600
Other current liabilities	569,500	574,000
Total current liabilities	12,261,300	9,679,500

Non-current liabilities
Notes payable	2,406,600	837,200
Gold bonds, net of discount	6,781,000	9,857,400
Capital leases	649,200	1,355,600
Asset retirement obligations	3,971,400	4,090,200
Total liabilities	26,069,500	25,819,900

Shareholders' equity
Share capital (no par value) unlimited shares authorized;
issued and outstanding: 99,002,468 at December 31, 2010, and 83,291,133 at December 31, 2009	90,977,700	83,583,000
Contributed surplus	4,361,200	2,809,900
Deficit	(42,816,800)	(34,020,000)
Accumulated other comprehensive gain	1,529,300	1,664,500
Total shareholders' equity	54,051,400	54,037,400

Total liabilities and shareholders' equity	$80,120,900	$79,857,300

On behalf of the Board of Directors:

/s/ David K. Fagin	/s/ David H. Watkins
David K. Fagin, Independent Director	David H. Watkins, Chairman

The accompanying notes are an integral part of these consolidated financial statements.

ATNA RESOURCES LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended December 31

			Restated
	2010	2009	2008
REVENUE
Gold sales	$30,606,900	$8,689,200	$155,100

EXPENSES (RECOVERIES)
Cost of sales (includes depreciation and amortization for operations)	29,750,900	9,126,100	148,400
Depreciation - corporate only	119,500	155,600	125,400
General and administrative	3,622,700	3,402,900	4,062,900
Exploration	1,108,700	1,464,700	532,800
Accretion expense	487,500	450,000	350,800
Provision for site restoration	(410,500)	137,300	1,367,900
Write-off of properties and receivables	-	-	514,600
	34,678,800	14,736,600	7,102,800

Operating loss	(4,071,900)	(6,047,400)	(6,947,700)

OTHER INCOME (EXPENSE)
Interest income	31,900	59,300	338,300
Interest expense	(2,561,900)	(433,600)	(49,600)
Realized loss on derivatives	(456,100)	-	-
Unrealized (loss) gain on derivatives	(1,984,000)	119,600	-
(Loss) gain on asset disposals	(103,100)	196,300	19,788,200
Write-off of marketable securities	-	-	(405,900)
(Loss) gain on sale of investments available-for-sale	(213,200)	(26,800)	24,800
Unrealized loss on short term investments	-	-	(24,100)
Other income	561,500	172,500	76,900
	(4,724,900)	87,300	19,748,600
	(8,796,800)	(5,960,100)	12,800,900
Income tax recovery	-	-	3,004,100
Net (loss) income	(8,796,800)	(5,960,100)	15,805,000

COMPREHENSIVE (LOSS) INCOME
Unrealized losses on translating the financials of self sustaining foreign operations	(89,700)	(7,000)	(394,100)
Unrealized gain (loss) on investments available-for-sale	(264,400)	53,900	-
Reclassification adjustment for gains included in net (loss) income	218,900	199,500	-
Other comprehensive (loss) income	(135,200)	246,400	(394,100)

Comprehensive (loss) income	(8,932,000)	(5,713,700)	15,410,900

LOSS PER SHARE
Basic and diluted (loss) income per share	$(0.10)	$(0.07)	$0.20

Basic weighted-average shares outstanding	84,967,450	83,291,133	79,166,725
Effect of dilutive securities:
Stock options, convertible debentures, and warrants	-	-	-

Diluted weighted-average shares outstanding	84,967,450	83,291,133	79,166,725

The accompanying notes are an integral part of these consolidated financial statements.

ATNA RESOURCES LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
For the Year Ended December 31

					Accumulated
	Share Capital				Other	Total
	Number of			Contributed	Comprehensive	Shareholders'
	Shares	Amount	Deficit	Surplus	Gain (Loss)	Equity

Balances, December 31, 2007, restated	64,722,600	$52,511,700	$(43,864,900)	$2,004,300	$1,812,200	$12,463,300

Exercise of stock options	850,000	820,600	-	(252,500)	-	568,100
Issuance cost of stock options	-	(58,100)	-	-	-	(58,100)
Issuance for merger	17,114,200	29,821,700	-	-	-	29,821,700
Issuance for property purchase	604,300	487,100	-	-	-	487,100
Share-based compensation	-	-	-	581,600	-	581,600
Foreign exchange loss	-	-	-	-	(394,100)	(394,100)
Net income	-	-	15,805,000	-	-	15,805,000

Balances, December 31, 2008, restated	83,291,100	$83,583,000	$(28,059,900)	$2,333,400	$1,418,100	$59,274,600

Share-based compensation	-	-	-	381,900	-	381,900
Options converted into cash	-	-	-	(7,300)	-	(7,300)
Unrealized gain on available for sale securities	-	-	-	-	53,900	53,900
Reclassification adjustment for gains included in net (loss) income	-	-	-	-	199,500	199,500
Equity portion of debentures	-	-	-	101,900	-	101,900
Foreign exchange loss	-	-	-	-	(7,000)	(7,000)
Net loss	-	-	(5,960,100)	-	-	(5,960,100)

Balances, December 31, 2009	83,291,100	$83,583,000	$(34,020,000)	$2,809,900	$1,664,500	$54,037,400

Share-based compensation	-	-	-	518,200	-	518,200
Exercise of stock options	247,700	161,600	-	(59,800)	-	101,800
Issuance for financing, net	15,352,500	7,184,600	-	1,108,300	-	8,292,900
Unrealized loss on available for sale securities	-	-	-	-	(264,400)	(264,400)
Reclassification adjustment for gains included in net (loss) income	-	-	-	-	218,900	218,900
Debentures converted into shares	111,100	48,500	-	(3,900)	-	44,600
Equity portion of debentures	-	-	-	(11,500)	-	(11,500)
Foreign exchange loss	-	-	-	-	(89,700)	(89,700)
Net loss	-	-	(8,796,800)	-	-	(8,796,800)

Balances, December 31, 2010	99,002,400	$90,977,700	$(42,816,800)	$4,361,200	$1,529,300	$54,051,400

The accompanying notes are an integral part of these consolidated financial statements.

ATNA RESOURCES LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31

			Restated
	2010	2009	2008
Cash flows from operating activities:
Net (loss) income	$(8,796,800)	$(5,960,100)	$15,805,000
Adjustments to reconcile net loss to net cash and cash equivalents used in operating activities:
Depreciation	119,500	155,600	125,400
Amortization of gold bond discount	754,700	-	-
Unrealized loss (gain) on derivatives	1,984,000	(119,600)	-
Loss on sales of short term investments	213,200	-	-
Loss (Gain) on asset disposals	103,100	(196,300)	(19,788,200)
Income tax benefit	-	-	(3,004,100)
Write-off properties and receivables	-	-	514,600
Purchase short term investments	-	-	(113,900)
Write-off marketable securities	-	-	405,900
Share-based compensation expense	518,200	381,900	581,600
Provision for asset retirement obligation	(410,500)	137,300	1,367,900
Accretion of asset retirement obligation	487,500	450,000	350,800
Other adjustments	(69,000)	77,800	(24,800)
Changes in operating assets and liabilities:
Decrease (increase) in inventories	229,300	(3,813,300)	130,400
Decrease (increase) in prepaid and other assets	414,700	(240,600)	(846,400)
Increase in accounts payable and accrued liabilities	218,600	76,100	336,600
Decrease in asset retirement obligations	(507,300)	(527,300)	(1,619,200)
Total adjustments	4,056,000	(3,618,400)	(21,583,400)

Net cash and cash equivalents used in operating activities	(4,740,800)	(9,578,500)	(5,778,400)

Cash flows from investing activities:
Purchases and development of property and equipment	(1,558,300)	(10,462,300)	(8,203,500)
Preproduction gold sales	-	1,829,200	-
Merger transaction costs	-	-	(730,700)
Cash received in merger	-	-	867,600
Increase in restricted cash	(988,400)	(54,700)	(285,700)
Proceeds from sale of investments available-for-sale	258,900	720,000	6,816,500
Proceeds from sale of property and equipment	287,600	70,500	20,020,000
Net cash and cash equivalents (used in) provided by investing activities	(2,000,200)	(7,897,300)	18,484,200

Cash flows from financing activities:
Issuance of stock - exercise of options	101,800	(7,400)	568,100
Issuance of stock equity offering	8,436,300	-	-
Transaction costs equity offering	(143,400)	-	-
Transaction costs other	-	(983,000)	(58,100)
Issuance of gold bonds	-	14,500,000	-
Issuance of notes payable	-	1,423,100	-
Repayment of debentures	(144,600)	-	-
Payments on notes payable	(50,000)	-	-
Payments on gold bond	(3,625,000)	-	-
Payments on capital lease obligations	(1,314,000)	(1,112,700)	(14,400)

Net cash and cash equivalents provided by financing activities	3,261,100	13,820,000	495,600

Effect of exchange rate changes on cash	12,800	8,800	(75,400)
Net (decrease) increase in cash and cash equivalents	(3,467,100)	(3,647,000)	13,126,000
Cash and cash equivalents, beginning of period	13,060,300	16,707,300	3,581,300

Cash and cash equivalents, end of period	$9,593,200	$13,060,300	$16,707,300

The accompanying notes are an integral part of these consolidated financial statements.

ATNA RESOURCES LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS, continued
For the Years Ended December 31

				Restated
		2010	2009	2008
Supplemental disclosures of cash flow information:

1.	Interest paid	$2,650,500	$345,600	$49,600

Supplemental disclosures on noncash investing activity:

1.	Capitalized leases for Briggs mining equipment	$2,248,200	$3,955,000	$-
	Capitalized lease for Kendall equipment	$-	$116,100	$-

2.	Komatsu capitalized leases refinanced (reduction of capitalized leases)	$(2,935,700)	$-	$-

3.	Komatsu capitalized leased refinanced as notes payable	$3,162,100	$-	$-

4.	Capitalized asset retirement obligation for Briggs leach pad	$-	$-	$344,400

5.	Marketable securities received for option payments	$265,900	$196,900	$-

6.	Marketable securities received for sale of Marg property	$-	$192,700	$-

7.	Embedded derivative fair value	$-	$667,200	$-

8.	Accrued gold bond transactions costs	$-	$255,000	$-

9.	Depreciation processed through inventory	$6,701,200	$2,565,500	$-

Supplemental disclosures on noncash financing activities:

1.	Issued 17,114,200 shares for merger	$-	$-	$29,821,700

2.	Issued 604,300 shares for purchase of mineral property	$-	$-	$487,100

3.	Issued 17,724 shares for exercise of options	$14,700	$-	$-

4.	Issued 111,111 shares converted from debentures	$48,500	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

ATNA RESOURCES LTD.
NOTES TO THE ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

1.           Nature of operations and liquidity:

Atna Resources Ltd. is incorporated in British Columbia and the corporate office is located in Golden, Colorado. References to “Atna Resources”, “Atna”, and the “Company”, all mean Atna Resources Ltd. and all of the wholly-owned and majority-owned subsidiaries of Atna Resources Ltd., or any one or more of them, as the context requires. Atna was originally organized in 1984 to explore for, acquire, develop and mine base and precious metals.

The Company is involved in all phases of the mining business from exploration, development drilling, feasibility studies, permitting, construction, operation and final closure of mining properties. Atna’s ongoing exploration and development efforts are focused primarily on precious metals in the Western United States (“US” or “U.S.”). The Company has conducted a portion of its mineral exploration and development activities through joint ventures with other companies.

The Company’s primary focus for 2011 is to ensure that the Briggs Mine continues to meet its production and cost targets so that Briggs provides the operating cash flows to invest in the Company’s other three core gold properties: Reward, Pinson and Columbia. Briggs is located in southeastern California and commenced gold production in May 2009. Briggs produced and sold approximately 25,000 ounces of gold during 2010, at an average gold price of $1,211 per ounce. Estimated recoverable gold inventory at year end 2010 was 13,600 ounces with an estimated market value of approximately $19.1 million, based on an estimated market price of $1,406.

Atna expects that basic cash requirements over the next 12 months can be funded through a combination of existing cash, cash flow from the Briggs operation, short-term investments, debt, asset sales and, if necessary, equity issuances. In December 2010, the Company closed a C$9.2 million equity offering. In December 2009, the Company closed a $14.5 million Gold Bond offering. In 2008 the Company sold its royalty portfolio for approximately $20 million in net proceeds, which was sufficient to re-start and operate the Briggs Mine. Based on the Company’s current stock price, the Company expects that the exercise of stock options (“options”) and stock warrants (“warrants”) to be a potential additional source of funds during 2011.

The Company’s other significant assets include exploration joint venture agreements with Yamana Gold Inc. on the Clover property and with Golden Predator Mines Inc. on the Adelaide and Tuscarora properties. The Kendall Mine, located near Lewistown, Montana, is in the final stage of reclamation and closure activities, principally relating to a final closure Environmental Impact Study, top soil placement and water management.

On March 18, 2008, the Company completed a merger (the “Canyon Merger”) with Canyon Resources Corporation (“Canyon”). Atna acquired the right to convert all of Canyon’s issued and outstanding shares of common stock to Atna common shares at an exchange ratio of 0.32 shares of Atna for each share of Canyon. Atna assumed the obligations of Canyon’s outstanding warrants and debentures. Canyon is now a wholly-owned US subsidiary of Atna.

2.           Accounting policies:

Change in reporting currency

Effective July 1, 2009, the Company changed its reporting currency from the Canadian dollar (“CAD” or “C$”) to the United States dollar (“USD” or “US$”). See Note 3 for additional information.

Consolidation principles

The Company’s consolidated financial statements include the accounts of Atna and its significant active wholly-owned subsidiaries: Canyon Resources Corporation; Atna Resources, Inc.; CR Briggs Corporation; CR Reward Corporation; CR Kendall Corporation and CR Montana Corporation. All intercompany balances and transactions have been eliminated in the consolidated financial statements. Entities that are subject to joint control (“Joint Ventures” or “JVs”) are accounted for using the equity method of accounting where the Company’s interest is held through a corporate structure. The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), which differs from US GAAP as described in Note 23. The consolidated financial statements have been prepared in United States dollars, except for certain note disclosures that are reported in Canadian dollars.

Management estimates and assumptions

Certain amounts included in or affecting the Company’s consolidated financial statements and related disclosures must be estimated, requiring that certain assumptions be made with respect to values or conditions that cannot be made with certainty at the time the consolidated financial statements are prepared. Therefore, the reported amounts of the Company’s assets and liabilities, revenues and expenses, and associated disclosures with respect to contingent assets and obligations are necessarily affected by these estimates. The Company evaluates these estimates on an ongoing basis, utilizing historical experience, consultation with experts, and other methods considered reasonable in the particular circumstances. Nevertheless, actual results may differ significantly from the Company’s estimates. The more significant areas requiring the use of management estimates and assumptions relate to purchase accounting, mineral reserves that are the basis for future cash flow estimates and units-of-production amortization determination; determination of deferred stripping costs related to development operations at the Briggs Mine; completion of technical and feasibility studies, calculation of gold inventory, recoverability and timing of gold production from the heap leach process; environmental, reclamation and closure obligations; asset impairments (including estimates of future cash flows); fair value of share-based compensation; fair value of financial instruments and nonmonetary transactions; valuation allowances for future tax assets; future tax liabilities; contingencies and litigation.

Inventories

Inventory classifications include stockpiled gold ore, gold-in-process, gold in doré (finished goods) and materials and supplies inventory. The company’s inventories are recorded at the lower of weighted average cost or market. The stated values of all gold inventories include direct production costs and applicable overhead and depreciation, depletion and amortization incurred to bring the gold to its current point in the production cycle. General and administrative costs for the corporate office are not included in any inventories. Writedowns of inventory are reported in current period costs. Writedowns of inventory on hand are reversed in the event that there is a subsequent increase in net realizable value.

Stockpiled ore represents gold ore that has been extracted from the mine and is waiting for crusher processing. Gold-in-process inventory represents material that is currently being treated on the leach pad and in the gold processing plant to extract the contained gold and to transform it into a saleable product. Finished goods inventory is composed of saleable gold in the form of doré bars that have been poured and shipped but where title has not passed to the buyer.

Materials and supplies inventories consist mostly of equipment parts, fuel and lubricants and reagents consumed in the mining and ore processing activities.

Exploration expenditures

Exploration expenditures relate to the costs, including drilling expense, of locating, defining and evaluating deposits of mineralized material incurred prior to the establishment of ore reserves. Before classifying mineralized material as proven and probable ore reserves, the costs of project activities are expensed as incurred.

Capitalized development costs

Drilling and assessment costs to further develop proven and probable ore reserves are classified as development costs and capitalized. Work required in ore reserve development may include: infill drilling and sampling; detail geological and geostatistical modeling; and feasibility studies.  The costs of removing barren waste rock at an open pit mining operation with established reserves prior to the commencement of commercial production are capitalized as “deferred stripping” development costs. The production phase of an open pit mine commences when saleable product beyond a de minimis amount is produced. Deferred stripping costs are amortized using the unit-of-production (“UOP”) amortization method, based on the estimated ore tons or recoverable ounces of gold contained in in-place proven and probable ore reserves. Certain assets are amortized over the tons of ore mined divided by the tons of ore reserves and other assets are amortized over the ounces of gold produced divided by the recoverable ounces of gold reserves. Recoverable gold ounces are calculated by multiplying the estimated recovery rate by the contained ounces of gold reserves. Costs incurred to construct tangible assets are capitalized within property, plant and equipment.

Once production has begun, stripping costs incurred are production costs recorded as a cost of inventory, which are later recognized as cost of sales.

During 2009, the Company was successful in reestablishing gold production at the Briggs Mine. The Briggs Mine ceased original mining operations in 2004, but continued to produce nominal residual gold from the leach pad until 2008. During the first half of 2009, the property was considered to be in the development stage. During the development stage the costs to remove waste to uncover the initial ore was capitalized as deferred stripping costs.

Impairment evaluations

Producing mines and capital projects are reviewed at least annually for any potential impairment adjustments. If the sum of the undiscounted cash flows expected to be generated is less than the carrying amount of the individual asset, an impairment loss is recognized.

Non-current liabilities

Long-term debt instruments are recorded at amortized cost, net of debt issuance costs incurred. Debt issuance costs are deferred and amortized using the effective interest rate method.

Revenue recognition

The Company produces gold in doré form and ships the doré to a refinery for further processing. For a financing fee the gold can be sold immediately after acceptance by the refinery. Revenues are recognized when title and risk of ownership passes to the buyer which is determined by the gold sales contract.

Financial instruments

Financial instruments are either recorded at amortized cost or fair value. Held-to-maturity investments, loans and receivables and other financial liabilities are measured at amortized cost. Held-for-trading financial assets and liabilities and available-for-sale financial assets are measured on the balance sheet at fair value. Derivative financial instruments are classified as held-for-trading and are recorded on the balance sheet at fair value unless exempted as a normal purchase and sale arrangement. Changes in fair value of derivative financial instruments are recorded in earnings unless the instruments are designated and meet the requirements for accounting treatment as a hedge. The Company does not designate its derivative contracts as hedges and therefore does not employ hedge accounting treatment. The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies as of the balance sheet date; however, considerable judgment is required to develop these estimates. Realized gains and losses on financial instruments are recorded as a component of operating cash flow.

During 2009, CICA Handbook Section 3862, Financial Instruments – Disclosures (“Section 3862”), was amended to require disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement. The three levels of the fair value hierarchy are:
•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•	Level 3 – Inputs that are not based on observable market data.

The following table provides a comparison of fair values and carrying values as of December 31:

			2010		2009
			Estimated	Carrying	Estimated	Carrying
	Category	Level	Fair Value	Value	Fair Value	Value

Financial assets:
Cash and cash equivalents	Available-for-sale	n/a	9,593,200	9,593,200	13,060,300	13,060,300
Restricted cash	Loans and receivable	1	5,064,500	5,064,500	4,076,100	4,076,100
Investments	Available-for-sale	1	-	-	267,700	267,700
Total financial assets			14,657,700	14,657,700	17,404,100	17,404,100

Financial liabilities:
Accounts payable and accrued liabilities	At amortized cost	n/a	2,921,900	2,921,900	2,376,200	2,376,200
Derivative liabilities	Held-for-trading	2	2,531,600	2,531,600	547,600	547,600
Notes payable	At amortized cost	2	5,240,700	5,240,700	2,158,400	2,158,400
Gold bonds, net of discount	At amortized cost	2	9,859,100	9,859,100	12,729,400	12,729,400
Capital leases	At amortized cost	n/a	896,900	896,900	2,979,200	2,979,200
Total financial liabilities			21,450,200	21,450,200	20,790,800	20,790,800

The following table presents the Company’s nonfinancial liabilities that were measured at fair value on a nonrecurring basis during the years ended December 31, 2010 and 2009, by level within the fair value hierarchy:

	2010			2009
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Liabilities:
Asset retirement obligations	-	-	4,619,300	-	-	5,029,100

The Company uses the income valuation technique to estimate the fair value of asset retirement obligations using the amounts and timing of expected future dismantlement costs, credit-adjusted risk-free rate and time value of money.  Accordingly, the fair value is based on unobservable pricing inputs and therefore, is included within the Level 3 fair value hierarchy.  During the years ended December 31, 2010 and 2009, the Company recorded asset retirement obligations of $(0.4) million and $0.1 million.  See Note 9 for additional information.

Risk management

The Company is exposed to a number of market risks that are part of its normal course of business. The Company has a risk management program that includes senior management and when appropriate the board of directors. Management sets policies approved by the board to identify and manage market risks affecting the Company. As a result, the Company incorporates the use of various financial instruments to manage these risks.

Gold price risk: The Company’s primary products are gold and to a lesser extent silver. The value of the Company’s assets, its earnings and its operating cash flows are significantly impacted by the market price of gold, which was $1,406 based on the London PM Fix. The price of gold is influenced by numerous factors beyond the Company’s control, including supply and demand and world geopolitical events.

Management and the board of directors have set a gold hedge limit of 50 percent of annual production plus a reserve tail of 25 percent of the life-of-mine production as a cushion for unforeseen production issues. The Company may enter into gold derivative contracts to mitigate the impacts of lower gold prices on its operations. The gold derivative contracts may include the purchase of put options and the sale of call options, which in some cases are structured as a collar and forward gold sales, including embedded derivatives in the gold bond financial instruments. The Company fair values its derivative positions and does not employ hedge accounting. See notes 8 and 12 for more information on gold derivative contracts.

The sensitivity of the Company’s financial instruments to gold price changes:

A 10 percent increase in the gold price will increase the derivative liability for the embedded derivative in the gold bonds by $1.2 million. The increase in the derivative liability would be recorded as an unrealized loss on derivatives in the consolidated statement of operations and reduce pre-tax earnings and other comprehensive income by the same amount.

A 10 percent decrease in the gold price will decrease the derivative liability for the embedded derivative in the gold bonds by $1.2 million. The decrease in the derivative liability would be recorded as an unrealized gain on derivatives in the consolidated statement of operations and reduce pre-tax earnings and other comprehensive income by the same amount.

Foreign exchange risk: The Company is not significantly impacted by foreign exchange risk. The Company’s assets, liabilities, revenues and costs are all primarily denominated in US dollars. Effective July 1, 2009, the Company restated its financial statements to report its results in US dollars to mitigate the impact on its reporting of fluctuations in the US dollar and Canadian dollar exchange rate.

Counterparty credit risk: The Company’s sales of gold to third parties expose the Company to the credit risk of nonpayment by the counterparty. The Company manages the counterparty credit risk by monitoring the credit worthiness of our customer.  The Company sells all of its gold to one counterparty, but at any one time the level of receivable is usually less than two percent of the Company’s total revenues. As of December 31, 2010 there were no significant concentrations of counterparty credit risk and no amounts were held as collateral.

Liquidity risk: Liquidity risk represents the risk that the Company cannot fund its current operations. The Company’s goal is to maintain sufficient liquidity to fund current operations for the next year after taking into account its current cash and short-term investment balances and cash flows from operations and potential asset sales. The Company believes that its current liquidity position is sufficient to fund the Company’s operations for the foreseeable future.

Asset retirement obligations

In accordance with the requirements of CICA Handbook Section 3110, Asset Retirement Obligations, environmental reclamation and closure liabilities are recognized at the time of environmental disturbance in amounts equal to the discounted value of expected future reclamation and closure costs. The estimated future cash costs of such liabilities are based primarily upon environmental and regulatory requirements of the various jurisdictions in which we operate. Cash expenditures for environmental remediation and closure are charged as incurred against the accrual.

Stock based compensation

Under the company’s common share option program (see Note 20), common share options may be granted to executives, employees, consultants and non-employee directors. Compensation expense for such grants is recorded in the consolidated statements of operations, with a corresponding increase recorded in the contributed surplus account in the consolidated balance sheet.

The expense is based on the fair values of the option at the time of grant and is recognized over the estimated vesting periods of the respective options. Consideration paid to the Company upon exercise of options is credited to share capital. Expense adjustments for terminations during the vesting period are recorded using an estimated forfeiture rate based on historical data and adjusted to actual quarterly.

Income Taxes

Income taxes comprise the provision for (or recovery of) taxes actually paid or payable and for future taxes. Future income taxes are computed using the asset and liability method whereby future income tax assets and liabilities are recognized for the expected future tax consequences attributable to temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements. Future income tax assets and liabilities are computed using income tax rates in effect when the temporary differences are expected to reverse. The effect on the future tax assets and liabilities of a change in tax rates is recognized in the period of substantive enactment. The provision for or the recovery of future taxes is based on the changes in future tax assets and liabilities during the period. In estimating future income tax assets, a valuation allowance is provided to reduce the future tax assets to amounts that are more likely than not to be realized.

Foreign currency translation

The Company operates primarily in the US. Effective July 1, 2009 the reporting currency of the consolidated entity changed from the CAD to the USD. The functional currency of the Company’s US subsidiaries is the USD and the functional currency of Atna Resources Ltd. is the CAD.  The carrying value of monetary assets and liabilities are translated at the rate of exchange prevailing at the balance sheet date.  Non-monetary assets and liabilities are translated at the rate of exchange prevailing when the assets were acquired or the liabilities assumed.  Revenue and expense items are translated at the average rate of exchange during the period.  All resulting translation gains or losses are included as a separate component of other comprehensive income.

Effective July 1, 2009, the US subsidiaries are no longer translated to CADs because their functional currency is the USD, the same as the reporting currency. All prior reporting periods have been restated to reflect the change to USD reporting.

Merger with Canyon

The March 2008 merger with Canyon was accounted for as a business combination under the purchase method of accounting. There were no outstanding contingencies related to the allocation of the initial purchase price.

The calculation in USDs of the purchase price and the allocation of the purchase price are summarized in the following table:

Purchase price as of March 18, 2008:
Canyon common shares	$28,080,100
Estimated Atna transaction costs	1,472,300
Severance payments	142,400
Estimated fair value of options, warrants and debentures issued	1,533,800

$31,228,600
Purchase price allocation:
Cash and cash equivalents	$867,600
Accounts receivable	4,500
Metal inventories	151,300
Prepaid insurance	56,800
Other current assets	100,400
Property, plant, mine development, and mineral interests net	34,297,800
Restricted cash	3,676,300
Other noncurrent assets	22,000
Accounts payable	(443,500)
Short term asset retirement obligations	(1,002,100)
Payroll liabilities	(197,100)
Legal settlement accrual	(206,200)
Other current liabilities	(35,000)
Notes payable - long term	(825,000)
Capital leases - long term	(29,400)
Asset retirement obligations - long term	(3,161,900)
Future income taxes - long term	(2,047,900)

$31,228,600

3.           Changes in accounting policies:

Change in reporting currency

Effective July 1, 2009, the Company changed its reporting currency from the CAD to the USD. The Company believes that USD reporting provides better information regarding the Company’s results of operations and related business activities. USD reporting is expected to improve investors’ ability to compare the Company’s financial results with other publicly traded companies in the mining industry whose primary assets are located in the United States. Prior to July 1, 2009, the Company reported its annual and quarterly consolidated balance sheets and the related consolidated statements of operations and cash flows in CADs. In making this change in reporting currency, the Company followed the guidance of the Emerging Issues Committee (“EIC”) of the Canadian Institute of Chartered Accountants (“CICA”), as described in EIC-130, Translation Method when the Reporting Currency Differs from the Measurement Currency or there is a Change in the Reporting Currency.

Based on EIC-130, the consolidated financial statements for all years and periods presented have been translated into the new reporting currency using the current rate method. Under this method, the consolidated statement of operations and consolidated cash flow statement items for each year and period have been translated into the reporting currency using the average exchange rates prevailing during each reporting period. All assets and liabilities have been translated using the exchange rate prevailing at the consolidated balance sheet dates. Shareholders’ equity transactions since January 1, 2007 have been translated using the rates of exchange in effect as of the dates of the various capital transactions, whereas shareholders’ equity balances on January 1, 2007 have been translated at the exchange rate on that date. All resulting exchange differences arising from the translation are included as a separate component of other comprehensive income. All comparative financial information has been restated to reflect the Company’s results as if they had been historically reported in USDs.

International Financial Reporting Standards

In February 2008, the CICA confirmed that International Financial Reporting Standards ("IFRS") will be mandatory in Canada for all publicly accountable entities for fiscal periods beginning on or after January 1, 2011. The Company has analyzed the impact of IFRS on its consolidated financial statements and anticipates that there will be changes in accounting policies that may affect the Company’s accounting policies. Management has completed a project plan that identified differences in accounting policies and is completing the final steps required to ensure a successful transition to IFRS that will be reflected in the first quarter 2011 reporting. Based on the analysis completed as of the date of this filing the expected adjustments to adopt IFRS will be insignificant to our consolidated financial statements.

4.           Investments available-for-sale:

Investments available-for-sale are recorded at fair value at each reporting period. Changes in fair value are recorded in equity as other comprehensive income or loss and purchases and sales are reported as investing activities in cash flows. As of December 31, 2010 and 2009, the fair values of the investments were nil and $0.3 million. The change in fair value for the years ended December 31, 2010 and 2009 was a loss of $0.3 million and a gain of $0.2 million, respectively.

5.           Gold inventories:

Gold inventories are carried at the lower of weighted average cost or net realizable value less estimated costs of completion, and this calculation is performed at the end of every fiscal quarter.
Gold inventories consisted of the following categories as of December 31:

	2010	2009
Ore stockpile	$431,200	$593,100
Leach pad	10,470,000	5,364,700
Process plant and refinery	1,735,400	978,400

Total gold inventories	$12,636,600	$6,936,200

Total inventory cost in cost of goods sold	$29,697,600	$8,993,200

Lower of cost or market adjustments	$53,300	$132,800

6.           Property, plant, mine development, and mineral interests, net as of December 31:

		2010
	Depreciation	Asset Value	Accumulated	Net Book
	Method	at Cost	Depreciation	Value
Buildings and equipment	1 - 5 Years SL	$22,882,400	$6,488,900	$16,393,500
Mine development	UOP	4,623,100	1,164,100	3,459,000
Deferred stripping	UOP	3,947,400	1,089,000	2,858,400
Mineral interest	UOP	28,676,200	1,581,400	27,094,800
Asset retirement cost	UOP	543,600	113,200	430,400

		$60,672,700	$10,436,600	$50,236,100

		2009
	Depreciation	Asset Value	Accumulated	Net Book
	Method	at Cost	Depreciation	Value
Buildings and equipment	1 - 5 Years SL	$19,914,700	$2,937,400	$16,977,300
Mine development	UOP	4,277,600	317,100	3,960,500
Deferred stripping	UOP	3,947,400	297,400	3,650,000
Mineral interest	UOP	28,338,600	431,800	27,906,800
Asset retirement cost	UOP	543,600	-	543,600

		$57,021,900	$3,983,700	$53,038,200

The increase in buildings and equipment from year end was due primarily to an increase in mining equipment related to the Briggs Mine. A transfer from the mine development category to the buildings and equipment category also occurred when the assets were placed in service during the first quarter. Amortization of buildings and equipment, mine development, and mineral interest commenced at the beginning of the third quarter 2009 when the mine entered the production phase.

A rollforward of property, plant, mine development, and mineral interests, net, as of December 31, 2010 is as follows:

	Briggs (a)	Reward (b)	Columbia (c)
Beginning balance, January 1, 2010	$29,884,300	$8,626,300	$9,031,400

Acquisition/development capitalized	3,770,100	454,100	-
Depreciation and Amortization	(6,701,200)	-	-
Dispositions	(151,900)	-	-
Effect of foreign rate change	-	-	-
Net change in the period	(3,083,000)	454,100	-

Ending balance, December 31, 2010	$26,801,300	$9,080,400	$9,031,400

	Pinson (d)	Other (e)	Total
Beginning balance, January 1, 2010	$412,700	$5,083,500	$53,038,200

Acquisition/development capitalized	75,000	92,900	4,392,100
Depreciation and Amortization	(68,800)	(50,800)	(6,820,800)
Dispositions	-	(222,600)	(374,500)
Effect of foreign rate change	-	1,100	1,100
Net change in the period	6,200	(179,400)	(2,802,100)

Ending balance, December 31, 2010	$418,900	$4,904,100	$50,236,100

(a)	Briggs Mine, California:

Atna acquired the Briggs Mine in the Canyon Merger and initially allocated a value of $12.4 million in purchase accounting. Canyon acquired the Briggs Mine in 1990, which is located on the west side of the Panamint Range near Death Valley, California. CR Briggs Corporation is a wholly-owned subsidiary of Canyon, which is wholly-owned by Atna. The Company owns or controls 100 percent of the Briggs Mine. In addition to the Briggs Mine, there are four satellite properties located approximately four miles north of Briggs. These satellite properties are known as the Cecil R, Jackson, Mineral Hill and Suitcase.

(b)	Reward Project, Nevada:

Atna acquired the Reward Project in the Canyon Merger and initially allocated a value of $8.3 million in purchase accounting. The property is located in Nye County about 5.5 miles south-southeast of Beatty, Nevada. Most of the property is subject to a three percent NSR royalty. The Reward Mine has received all major permits required to initiate development activities. Phase 1 development work has commenced at Reward.

(c)	Columbia Property, Montana:

Atna acquired the Columbia gold property in the Canyon Merger and initially allocated a value of $8.0 million in purchase accounting. Columbia is located seven miles east of Lincoln and 45 miles northwest of Helena, in Lewis and Clark County, Montana. The patented claims acquired by the Company in the merger are subject to NSR royalties that range from zero percent up to 6 percent.

In June 2008, the Company acquired certain additional claims at Columbia in order to consolidate the land package containing the known body of mineralization. The acquisition cost for the claims totaled $1.0 million and consisted of an equal amount of cash and common shares of Atna. The Seller retained a four percent net smelter return royalty on the claims purchased.

(d)	Pinson Property, Nevada:

The Pinson Property is a joint venture property with Pinson Mining Company. The Company has a 30 percent interest, and the property is subject to royalties that vary from 3.5 percent to 7.5 percent. The carrying value represents the amortized cost of various buildings and equipment.

(e)	Other Properties:

Clover Property, Nevada: The Clover property has a capitalized balance of $0.1 million. In an agreement dated March 11, 2003, the Company obtained an option to acquire a 100 percent interest in 22 claims known as the Clover property. The claims are subject to a 3 percent NSR royalty, which can be purchased for $1.0 million per percentage point. Terms of the agreement include cumulative total payments to the vendor of $0.3 million all of which has been paid as of March 2010. The Clover property is subject to a finder’s fee capped at $0.5 million of which $0.1 million has been paid with annual payments of $30,000.

On November 28, 2006, the Company signed an Earn-in Agreement with Meridian Gold Incorporated, now a subsidiary of Yamana Gold Inc. (“Yamana”) whereby Yamana can earn a 51 percent working interest in the Clover property. Yamana may elect to increase its interest to 70 percent by completing a prefeasibility study within 30 months of vesting its initial 51 percent interest in the project. To earn 51 percent Yamana must make payments totaling $0.6 million to the Company and complete exploration work totaling $3.3 million over a 4 year period unless extended by mutual agreement. Atna received a payment of $150,000 in January 2009 and the final payment of $250,000 was paid in February 2010. Exploration work commitments remaining under the agreement amount to approximately $2.0 million.

Mineral Rights, Montana: Atna acquired a package of approximately 900,000 acres of widely distributed fee mineral rights in the state of Montana in the Canyon Merger. These mineral rights were initially allocated a value of $2.5 million in purchase accounting.

Adelaide and Tuscarora Properties, Nevada: Atna acquired these mineral exploration properties in the Canyon Merger. The properties were initially allocated a value of $1.0 million in purchase accounting.

In February 2008 the Company entered an option agreement whereby Golden Predator Mines US Inc. (“Golden Predator”) a wholly-owned subsidiary of Golden Predator Royalty & Development Corporation of Vancouver British Columbia, assumed the Company’s interest and all related commitments under the Asset Exchange Agreement in the advanced stage Adelaide and Tuscarora gold exploration properties located in Humboldt and Elko Counties in Nevada. In 2008, the Company received an initial payment of approximately $0.5 million on closing of the transaction.

Pursuant to the Golden Predator agreement, Atna received 0.3 million common shares of Golden Predator Royalty & Development Corporation in lieu of a $0.2 million option payment in February 2010. The shares were valued at the market price on the payment date. Atna may earn additional option payments through December 2011 in either cash or stock until Golden Predator meets its spending commitments under the assigned Newmont agreement or until notice of cancellation. Golden Predator has met all of its exploration commitments to date under the option agreement.

CR Kendall Lands, Montana: Atna acquired approximately 1,100 acres of fee simple lands in connection with the Kendall Mine in the state of Montana in the Canyon Merger. This land was originally valued at $1.0 million in purchase accounting.

Uranium  Joint Venture, Wyoming: In August 2006, the Company joined with Uranium One Exploration USA Inc, (“Uranium One”) to form the Sand Creek Joint Venture (“Sand Creek JV”). The area of interest for the Sand Creek JV covers an area of approximately 92,000 acres, located east and south of Douglas, Wyoming. In June 2009, the Company entered into a Supplemental Agreement to the Sand Creek Uranium Project Exploration, Development and Mine Operating Agreement. Under this Supplemental Agreement, Uranium One assumed the role of project manager and may spend up to $1.6 million before December 31, 2012 to increase its interest in the project from 30 percent to 51 percent. The Company is carried at no expense while Uranium One spends the funds to increase its interest. During 2010, approximately $0.2 million was spent by Uranium One on project activities. Uranium One’s equity interest in the project at the end of 2010 is approximately 35 percent and Atna’s interest is 65 percent.

If Uranium One does not earn up to a 51 percent position, then the Company will assume the role of operator in the project. At termination or completion of the Supplemental Agreement, the existing Exploration, Development and Mine Operating Agreement will remain effective and the partners’ operating interests will be set in proportion to the amount of their respective expenditures. The uranium joint ventures were initially allocated $1.0 million in purchase accounting.

7.	Restricted cash:

Restricted cash consisted of the following at December 31:

	2010	2009
Kendall reclamation property (a)	$2,339,000	$2,328,900
Briggs Mine (b)	1,911,800	1,638,500
Columbia property (c)	64,600	64,600
Reward Project (d)	738,600	33,700
Other properties	10,500	10,400

Total restricted cash - Non-current	$5,064,500	$4,076,100

(a) Held directly by the Montana Department of Environmental Quality (“DEQ”).

(b) Held in bank accounts benefiting the surety and cash on deposit with Inyo County, California.

(c) Held directly by the Montana DEQ for reclamation of exploration activities.

(d) Held in a bank account benefiting the surety.

8.	Financial instruments:

Cash and cash equivalents, receivables and restricted cash: Carrying amounts approximate fair value based on the short-term maturity of those instruments. Cash equivalents are those instruments that have original maturities of 90 days or less.

Non-current liabilities: See Notes 9, 10, 11 and 12 for details on non-current liabilities.

Derivatives: As of December 31, 2010 the Company has the following gold derivatives liability outstanding:

	US$	Expiry Date				US$
Derivative Contracts	Strike Price	2011	2012	2013	Total	Fair Value
Gold Bond Forwards - Ozs	$1,113	3,257	3,257	3,257	9,771	$2,531,600
Embedded derivative (Note 12)

The Company has recorded a $2.5 million and $0.5 million derivative liability on its open derivative positions as of December 31, 2010 and December 31, 2009. During the year ended December 31, 2010 there was $2.0 million of unrealized loss and $0.5 million of realized loss on gold derivative instruments recorded in the consolidated statements of operations. During the year ended December 31, 2009 there was $0.1 million of unrealized gain and no realized gain or loss on gold derivative instruments recorded in the consolidated statements of operations. There was no derivatives outstanding or derivative activity during 2008.

The December 31, 2010 fair values of the outstanding derivatives were determined using the following weighted average assumptions:

	US$	Discount	Remaining	Forward
Hedging Contract	Strike Price	Rate	Life (Years)	Rate
Gold bond forwards	$1,113	12%	1.5	1.2%
Embedded derivative (Note 12)

Gold Price - end of period	$1,406

The Company’s open hedge positions as of December 31, 2010, consist solely of the gold participating bonds (“Gold Bonds”). The Gold Bonds will be repaid by delivering 9,771 remaining ounces of gold on a quarterly basis over the remaining 3.0 years expiring on December 31, 2013. The remaining gold forward sales position related to the Gold Bonds expire quarterly from March 31, 2011 to December 31, 2013 at a rate of 814 ounces per quarter. The Company believes that these outstanding contracts will be settled in the normal course of business. The Company’s policy is to not hedge more than 50 percent of the projected production and retain a 25 percent production reserve tail. At December 31, 2010, the outstanding hedge position covers less than 10 percent of the annual forward looking gold production from the Briggs Mine.

Under the terms of the gold bond forwards (embedded derivative contracts) in the gold bond agreements, Atna will deliver the value of 814 ounces of gold each quarter on the contractual delivery date, which will be used to purchase shares of a gold exchange traded fund (“ETF”) for each bond holders account and 6.25 percent of the original face value of the Gold Bonds will be redeemed. The fair value of the gold bond forwards are determined using observable market inputs of similar contracts and discounted using the Company’s unsecured market interest rate of 12 percent.

During 2010 the Company retired 6,000 ounces of gold put and call options that had expiry dates from January to December 2010 at the rate of 500 ounces per month. The collars consisted of an equal number of put and call option contracts with similar expiry dates. The put and call option contracts were European style options that could be physically delivered or settled net at the expiry date. During 2010 5,000 ounces of call options with a strike price of $1,100 per ounce were exercised by the counterparty. The Company used the Black Scholes option valuation method to determine the market values of the option style derivatives.

The fair market value in the table above was estimated based on the gold price per ounce from the London PM Fix on December 31, 2010 of $1,406. The net change in the fair value of the hedge position will be positive to the Company when gold prices fall and will be negative when gold prices rise relative to the gold price on the date of the previous fair value calculation.

9.	Asset retirement obligations:

At the end of each period, Asset Retirement Obligations (“ARO”) are equal to the present value of all estimated future costs required to remediate any environmental disturbances that exist as of the end of the period, using discount rates applicable at the time of initial recognition of each component of the liability.  Included in this liability are the costs of closure, reclamation, demolition, and stabilization of the mines, processing plants, infrastructure, leach pads, waste dumps, and ongoing post-closure environmental monitoring costs.  While the majority of these costs will be incurred near the end of the mines’ lives, it is expected that certain ongoing reclamation costs will be incurred prior to mine closure.  These costs are recorded against the asset retirement obligation liability as incurred. The liability recognized in 2010 was discounted using the Company’s credit adjusted risk free rate of 5.9 percent (see note 10).  Amounts recorded in prior years were discounted at rates ranging from 6 percent to 13 percent.  The inflation rates used in the calculations were 1.5 percent for the year ended December 31, 2010 and ranged from 2.4 percent to 4.1 percent in prior years. The 2010 reduction in liability due to a change in estimate of $0.4 million went directly to the income statement because the change related to items that do not have a capitalized asset retirement obligation remaining on the books. The schedule of payments to settle the ARO liability will occur over the life of the operating assets, which currently runs through 2022.

The following provides an analysis of the carrying values for its asset retirement obligations as of December 31, 2010:

	2010	2009
Balance, beginning of the period	$5,029,100	$4,918,400
Settlements	(507,300)	(527,300)
Accretion expense	487,500	450,000
Change in estimate	(410,500)	137,300
Effect of exchange rate on activity	20,500	50,700
Balance, end of the period	4,619,300	5,029,100
Less: asset retirement obligations - current	647,900	938,900

Asset retirement obligations - non-current	$3,971,400	$4,090,200

Anticipated spending per year (undiscounted):
2011	$735,500
2012	1,153,100
2013	830,600
2014	37,400
2015	1,531,800
Thereafter	2,075,700

Total	$6,364,100

Asset Retirement Obligations Capitalized by Property:
Briggs Mine	$408,900
Reward Project	21,500

Total	$430,400

Summary of Asset Retirement Obligations by Property:
Kendall Mine	$2,238,900
Briggs Mine	1,918,900
Pinson Project	313,100
Jarbidge and Beowawe Properties	68,700
Columbia Project	45,400
Reward Project	34,300

Total	$4,619,300

At the Kendall Mine reclamation project the asset retirement obligation of $2.2 million is based on the estimated costs for capping and seeding, construction and maintenance of water treatment system and costs to maintain property during reclamation period. At the Briggs Mine the asset retirement obligation of $1.9 million is based on the estimated costs for contouring, seeding and fertilizing of waste dumps; facility dismantling; contouring and seeding of leach pads; water management; and plant site. The remaining asset retirement obligations relate to the estimated costs to reclaim exploration drilling activities.

10.	Notes payable:

The following provides a rollforward of notes payable as of December 31, 2010:

Balance, beginning of the period	$2,158,400
Capital lease refinance	3,162,100
Principal payments	(183,100)
Conversions to equity	(44,600)
Other activity	147,900
Balance, end of the period	5,240,700
Less: notes payable - current	2,834,100

Notes payable - non-current	$2,406,600

On September 23, 2010, the Company purchased $2.9 million of equipment previously recorded under capitalized leases and refinanced the transaction with $3.2 million of notes payable at an average interest rate of 5.9 percent. The notes payable balance includes approximately $0.2 million of sales tax that was capitalized. The notes payable is amortized monthly over 46 payments beginning on December 15, 2010.

On September 18, 2009, the Company closed a non-brokered private placement for C$1.5 million of secured debentures. The debentures were originally recorded as a current liability in the amount of C$1.4 million and as equity of C$0.1 million based on the residual method of accounting for the conversion feature.

On September 18, 2010, the Company extended C$1.3 million of secured debentures, in addition C$150,000 of debentures matured and was repaid and C$50,000 was converted into equity. The collateralized (by the assets of the Company) debentures require interest payments at the rate of 12 percent per year, and the holders have the right to convert principal to common shares of the Company, subject to adjustments for share splits, reverse splits, and changes of control, at any time at a conversion rate of C$0.50 per common share. The original conversion rate was C$0.76 per common share. The debentures are callable by the Company at any time before their current expiry date of September 18, 2011. The debentures are recorded as a current liability as of December 31, 2010 in the amount of C$1.2 million.  The Company called the debentures on March 10, 2011 and C$1.0 million were converted in to 2.0 million shares of common stock and C$0.3 was repaid.

Included in the beginning balance was $0.8 million of uncollateralized debentures that require quarterly interest payments at the rate of six percent per year, and the holders have the right to convert principal to common shares of the Company, subject to adjustments for share splits, reverse splits, and changes of control, at any time at a conversion rate of $4.31 per common share. The $0.8 million balance was fully repaid on March 1, 2011.

Interest expense on notes payable was approximately $0.2 million, $0.1 million and $0.1 million and for the year ended periods of December 31, 2010, 2009 and 2008, none of which was capitalized.

11.	Capital leases:

The following provides a rollforward of capital leases as of December 31, 2010:

Balance, beginning of the period	$2,979,200
New leases	2,248,200
Payments applied to principal	(1,314,000)
Lease Refinance (see notes payable)	(2,935,700)
Transfer to Notes Payable	(80,800)
Balance, end of the period	896,900
Less: capital leases - current	247,700

Capital leases - non-current	$649,200

Future minimum lease payments as of December 31, 2010:

2011	$291,500
2012	194,200
2013	180,700
2014	144,000
2015	203,500
Later years
Total minimum capital lease payments	$1,013,900
Less: Imputed interest	117,000

Present value of net minimum lease payments	$896,900

The cost of leased assets was $1.1 million and $4.1 million as of December 31, 2010 and 2009. Depreciation expense was $0.6 million, $0.4 million, less than $0.1 million for the years ended December 31, 2010, 2009 and 2008. Accumulated depreciation of leased assets was $1.0 million and $0.4 million as of December 31, 2010 and 2009. Interest expense for the years ended December 31, 2010, 2009 and 2008 was $0.2 million, $0.2 million, less than $0.1 million. Interest rates on leased assets ranged from five to ten percent.

12.	Gold bonds:

The following provides a rollforward of the gold bonds and related discounts as of December 31, 2010:

		Discount
		Transaction	Embedded
	Gold Bonds	Costs	Derivative	Total
Balance, beginning of the period	$14,500,000	$(1,122,100)	$(648,500)	$12,729,400
Issuances	-	-	-	-
Payments	(3,625,000)	-	-	(3,625,000)
Amortization	-	478,200	276,500	754,700
Balance, end of the period	10,875,000	(643,900)	(372,000)	9,859,100
Less: gold bonds - current				3,078,100

Gold bonds - non-current				$6,781,000

On December 9, 2009, the Company closed a private placement of $14.5 million of gold bonds. The gold bonds, which will mature on December 31, 2013, and have an interest rate of 10 percent. The gold bonds will be redeemed in sixteen quarterly installments equivalent to the market value of approximately 814 ounces of gold per quarter based on a closing gold price approximately ten trading days prior to the end of each quarter paid in cash. The gold bond agreement limits the Company’s hedge position to 50 percent of the future estimated consolidated gold production and required the Company to provide a negative pledge to not create any further indebtedness at the Biggs Mine, subject to certain permitted exceptions.

The Company recorded an initial discount on the gold bonds of $1.8 million. The discount was comprised of $1.2 million of transaction costs associated with the gold bonds and the $0.7 million initial fair value of the embedded derivative. The discount is amortized using the effective interest method and was $0.8 million and $0.1 million during 2010 and 2009. The derivative liability recorded related to the gold bond amounted to $2.5 million and $0.1 million for year-end 2010 and 2009.

The embedded derivative has been separated from the gold bonds and is the result of the gold bonds being amortized by the Company delivering 13,028 ounces of gold over 16 equal quarterly payments. The fair value of the embedded derivative fluctuates with changes in the price of gold and changes in the forward price of gold (see note 8). The initial fair value of the embedded derivative was discounted at the Company’s assumed borrowing rate of 12 percent. The change in fair value of the embedded derivative was a loss of $2.4 million during 2010 and a gain of $0.6 million during 2009, which was recorded in the consolidated statements of operations in unrealized (loss) gain on derivatives. There were no unrealized gains or losses related to the gold bonds during 2008. Realized losses related to the quarterly payments during 2010 resulted in a loss of $0.5 million, which was recorded in the consolidated statements of operations in realized losses on derivatives. There were no realized losses in 2009 or 2008.

Total interest expense recorded related to the gold bonds was $2.1 million, $0.1 million and nil for the year ended 2010, 2009 and 2008, none of which was capitalized. Future gold bond principal payments will be $3.6 million, $3.6 million and $3.6 million for the years ended December 31, 2011, 2012, and 2013.

13.	Income taxes:

The Company recognizes future tax assets and liabilities for each tax jurisdiction based on the difference between the financial reporting and tax bases of assets and liabilities using the enacted tax rates expected to be in effect when the taxes are paid or recovered.  The Company provides a valuation allowance against future tax assets for which the Company does not consider realization of such assets to meet the required “more likely than not” standard.

The components of future tax assets and liabilities as of December 31:

	2010	2009
Future tax assets:
Noncapital loss carryfowards, Canada	$462,400	$104,600
Net operating loss carryforwards, US	38,430,900	41,609,600
Capital loss carryforwards, Canada	321,400	215,400
Mineral properties	7,465,700	5,948,600
Reclamation costs	1,477,100	1,800,400
Derivatives	1,369,900	211,200
Share issuance costs	43,300	72,000
Marketable equity securities	13,500	79,800
Capital assets	-	-
Other	267,100	437,700
Valuation allowance	(40,354,800)	(41,131,800)
Future tax assets	9,496,500	9,347,500

Future tax liabilities:
Plant, property and equipment	8,326,400	8,181,800
Other	214,100	209,700
Deferred tax liabilities	8,540,500	8,391,500

Net future tax asset/(liability)	$956,000	$956,000

	2010	2009
Valuation allowance by tax jurisdiction:
Canada	$1,702,100	$1,299,400
USA	38,652,700	39,832,400

Total valuation allowance	$40,354,800	$41,131,800

The provision for income taxes includes the following components:

			Restated
	2010	2009	2008

Current:
Canada	$-	$-	$-
Foreign - US	-	-	-
	-	-	-

Future:
Canada	-	-	-
Foreign - US	-	-	(3,004,100)
	-	-	(3,004,100)

Income tax expense (recovery)	$-	$-	$(3,004,100)

A reconciliation of expected income tax on net income at statutory rates with the actual expense (recovery) for income taxes is as follows:

			Restated
	2010	2009	2008
Net income (loss)	$(8,796,800)	$(5,960,100)	$15,805,000
Statutory tax rate	0.3000	0.3000	0.3100
Tax expense (recovery) at statutory rate	(2,639,000)	(1,788,000)	4,899,600

Foreign tax rates	(75,400)	(323,600)	210,000
Change in tax rates	(450,600)	(48,600)	-
Temporary differences recognized	-	-	-
Stock based compensation	143,400	-	176,300
Nondeductible expenses	-	151,500	3,100
Tax depletion not deducted for book	(701,000)	(439,900)	-
Expiration of loss carryforwards	3,425,800	1,888,300	2,204,900
Change in valuation allowance	777,000	(2,672,800)	(9,838,000)
Basis adjustment	-	2,856,800	-
Change in loss carryforwards	(504,500)
Other	24,300	376,300	(660,000)

Income tax expense (recovery)	$-	$-	$(3,004,100)

At December 31, 2010, the Company has US net operating loss carryforwards (“NOL’s”) of $114 million, which expire from 2010 through 2030. Due to a change in ownership resulting from the merger, utilization of approximately $90 million of US NOL’s are subject to an IRC Section 382 annual limitation amount of approximately $1.0 million. A $43 million valuation allowance has been recorded against the tax effected US NOL’s due to the Section 382 limitation and the Company does not consider realization of such assets to meet the required “more likely than not” standard. At December 31, 2010, the Company had Canadian non-capital loss carryforwards of approximately C$1.9 million, which expire in 2029 and Canadian capital loss carryforwards of C$1.3 million with no expiry. A full valuation allowance has been provided against the Canadian net deferred tax assets.

14.	Commitments and contingencies:

(a)	Kendall Mine reclamation:

The Kendall Mine is subject to permits granted by the Montana DEQ. In February 2002, the DEQ issued a decision that a new and comprehensive Environmental Impact Statement (“EIS”) was needed for completion of remaining reclamation at Kendall. The Montana DEQ has yet to complete its work on this EIS. The Company’s estimate to achieve mine closure could be impacted by the outcome of an agency decision following an EIS. The Company has on deposit $2.3 million in an interest bearing account with the DEQ for reclamation at the Kendall Mine.

(b)	Surety bonds:

The Briggs Mine operates under permits granted by various agencies including the BLM, Inyo County, California, the California Department of Conservation, and the Lahontan Regional Water Quality Control Board (“Lahontan”). The Company has posted cash and reclamation bonds with these agencies in the amount of $4.4 million of which $4.2 million are reclamation bonds supported by a surety. All surety bonds are subject to annual review and adjustment.

Total bonding requirement for the Reward project was determined to be $5.9 million. The initial bond of $0.9 million has been posted. Initial development includes the installation of a tortoise and exclusion fencing, site road improvements, in-fill drilling, water wells and related pipelines, other earthwork and installation of power lines and facilities. In July 2010, the Company funded $0.7 million into a collateral account related to the Phase 1 surety bond.  All surety bonds are subject to annual review and adjustment.

(c)	Kendall Mine lawsuit:

In October 2001, a plaintiff group filed suit in the State of Montana District Court against Canyon and its wholly-owned subsidiary, CR Kendall Corporation.

In January 2009, the final outstanding lawsuit was dismissed with prejudice and the $0.2 million held by the Court was released to the Company. As of December 31, 2009, there were no outstanding lawsuits on the Kendall property.

In order to finalize the settlement, the Company funded $0.6 million of the settlement on behalf of one of the insurance companies and recorded the amount as a long-term receivable as of December 31, 2009. The Company settled a lawsuit to recover the funds from the insurance company in March 2010.

(d)	Asset exchange agreement:

The Adelaide and Tuscarora properties were originally optioned as part of the December 2006 Asset Exchange Agreement with Newmont Capital Limited and Newmont Mining Corporation. Under this agreement, the Company has the right to spend a total of $3.0 million on both projects over five years to earn the Company’s interest in the properties. The Company also has the right to sublease either property to third parties to meet its obligations under the agreement. As of December 31, 2010, approximately $2.5 million has been spent of the $3.0 million commitment.

(e)	Lease commitments:

The Company has entered into various operating leases for office space and office equipment. As of December 31, 2010, there were future minimum lease payments of less than $0.1 million per year for the five year lease term expiring August 2015.

The Company has also entered into various mining lease arrangements for purposes of exploring, and if warranted, developing and producing minerals from the underlying leasehold interests. The lease arrangements typically require advance royalty payments during the pre-production phase and a production royalty upon commencement of production, with previously advanced payments credited against the production royalties otherwise payable. Advance royalty commitments will vary each year as the Company adds or deletes properties. Minimum advance royalty payments expensed total approximately $0.1 million annually.

The Company is also required to pay an annual rental fee to the federal government for any unpatented mining claims, mill or tunnel site claims on federally owned lands at the rate of $140 per claim. The Company’s present inventory of claims would require approximately $0.1 million in annual rental fees, however, this amount will vary as claims are added or dropped. The Company is also subject to lease payments to various other owners or lessors of property. Currently, payments to these parties total approximately nil annually.

15.	Equity transactions:

The following provides a rollforward of the Company’s beginning and ending common shares outstanding as of December 31, 2010:

Number of
Shares
Balance, beginning of the period	83,291,133
Option exercises	247,724
Conversions of notes payable	111,111
Equity offering	15,352,500

Balance, end of the period	99,002,468

On December 2, 2010, the Company closed a short form prospectus financing and issued a total of 15.4 million common shares for gross proceeds of C$9.2 million. In addition, there were a total of 8.7 million warrants issued with an exercise price of C$0.70 and a two year term. The warrants were fair valued at C$1.1 million and recorded in contributed surplus which is a separate component of shareholders’ equity. The fair value was determined using a Black Sholes model using the Company’s share price at issuance, an expected life of two years, an expected volatility of 50 percent and a risk free rate of 0.19 percent.

16.	Outstanding warrants:

The following is a summary of the outstanding warrants and weighted averages as of December 31, 2010:

	Remaining			Underlying
Expiration Date	Life in Years	Exercise Price		Shares

May 25, 2011	0.4	USD$	2.20	1,782,888
December 2, 2012	1.9	CAD$	0.70	8,674,162

				10,457,050

During 2010, a warrant holder voluntarily cancelled 0.7 million warrants that had an exercise price of $2.20. There were no warrant exercises during 2008 through 2010.

17.	Certain concentrations of credit risk:

The Company is subject to concentrations of credit risk in connection with maintaining its cash primarily in two financial institutions in amounts in excess of levels insured by the Federal Deposit Insurance Corporation. The Company considers the institutions to be financially strong and does not consider the underlying risk to be significant. To date, these concentrations of credit risk have not had any effect on the Company’s consolidated financial position or results of operations.

The Company has sold its gold and silver production at market prices predominantly to one or two customers during the past three years. Given the marketability and liquidity of the precious metals being sold and because of the large number of qualified buyers for gold and silver, the Company believes that upon the loss of either of its customers they could be quickly replaced without any adverse affect.

The embedded derivative in the Gold Bond was the only significant gold hedge derivative contract outstanding as of December 31, 2010, which is further explained in Note 8 and 12. Since the Gold Bond does not require further cash payments to the Company it does not generate third party credit risk to the Company. The Company believes the potential risk of default by the counterparty to be acceptable.

The profitability of the Company’s operations is dependent upon the production volume and market price of gold. The price of gold or the value of mineral interests related thereto has fluctuated widely and is affected by numerous factors beyond the control of the Company. These factors include international economic and political conditions, expectations of inflation, international currency exchange rates, interest rates, global or regional consumptive patterns, speculative activities, levels of supply and demand, increased production due to new mine developments and improved mining and production methods, availability and costs of metal substitutes, metal stock levels and inventory carrying costs. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital or the investment not retaining its value.

18.	Managing capital:

The Company is not currently subject to externally imposed capital requirements. As of December 31, 2010, the Company has a net debt (debt including capital leases less available cash) balance of $6.5 million. As of December 31, 2010, the Company has established a recoverable gold inventory of 13,600 ounces which has a gross valued of approximately $19 million based on the year-end gold price of $1,406 per ounce. Past operating cash requirements were met through the use of a combination of asset sales, equity financings and debt. As a mining company, the Company’s primary objective in managing capital is to use its cash resources to purchase or develop mineral resources and related cash flows utilizing the least dilutive, costly and risky method available to the Company. The Company closely monitors its capital structure related to the number of shares outstanding as a result of equity financings, convertible debt issuances and stock based compensation to minimize the level of dilution while providing the highest possible shareholder value.

On December 9, 2009, the Company closed a private placement of $14.5 million of Gold Bonds as described in more detail in Note 12. The Gold Bonds require the Company to limit its hedge positions to 50 percent of its expected production.

On September 18, 2010, the Company extended for another year C$1.3 million of the secured debentures which were due on September 18, 2010 as described in more detail in Note 10. The debenture agreements do not contain financial covenants.

On September 23, 2010, the Company replaced approximately $2.9 million of capital leases with a four-year note payable at a lower composite interest rate.

In the future, the Company may sell assets, issue project debt or equity to finance new mines or sustain the Company’s operations. The Company monitors its cash flows available for debt service and operations on a continuous basis through the use of forecasts and comparisons of actual to budgeted results.

19.	Cost of Sales:

The following is a reconciliation of current period mining operations costs to cost of sales for the year-ended December 31:

	2010	2009
Mining operation costs (excluding depreciation and amortization)	28,750,100	11,030,100
Increase in gold inventory - cash costs	(4,341,000)	(3,198,100)
Increase in gold inventory - non-cash costs	(1,412,700)	(1,404,200)
Mining related depreciation and amortization	6,701,200	2,565,500
Lower of cost or market adjustment	53,300	132,800

Total cost of sales	29,750,900	9,126,100

Cost of sales includes all mine-site operating costs, including mine-site overhead, production taxes, royalties (if any), mine-site depreciation, amortization and depletion, and corporate office allocations. Costs expensed as incurred include all exploration, holding costs, corporate office costs not allocated to mine-sites, writedowns and impairments, business development costs and any other period costs not incurred directly associated with the mining operation process. Cost of good sold in 2008 was insignificant and related residual gold production from rinsing the old pad prior to the restart of mining operations in 2009.

20.	Share-based compensation:

On June 7, 2010, the Company’s shareholders approved the renewal for another three years of the Company’s Stock Option Plan (the “Option Plan”). As of December 31, 2010, there was 8.1 million underlying shares outstanding under the Option Plan.

The Option Plan is administered by the Compensation Committee of the Board of Directors consisting entirely of independent directors. The maximum number of option shares issuable at any time is equal to 10 percent of the number of issued and outstanding shares on a non-diluted basis. As of December 31, 2010 there was a maximum of 9.9 million available under the plan and 1.8 million underlying shares issuable and available for future option issuances. Directors and employees of, or consultants to, the Company or any of its affiliates are eligible to participate in the Option Plan. The Board of Directors may terminate or amend the Option Plan at any time and for any reason. The Option Plan does not have a termination date but according to TSX requirements all available and unreserved securities must be approved every three years by the directors and shareholders. Baring further amendments to the Option Plan, the shareholders will be asked to renew the Option Plan again in June 2013.

The exercise price of each stock option is based on, and may not be less than, 100 percent of the fair market value of its common shares on the date of grant. The fair market value is generally determined as the average of the high and low trading price of its common shares on the three trading days before and including the date of the grant. The term of each stock option is fixed by the Compensation Committee and may not exceed 5 years from the date of grant. The Compensation Committee also determines the vesting requirements of the grant which may be accelerated by the Compensation Committee.

The fair value of each option award is estimated on the date of grant using a Black-Scholes option valuation model that uses the assumptions noted in the following table. Expected market volatility is based on a number of factors including historical volatility of the Company’s common shares, the Company’s market capitalization, future outlook of the Company, and other fair value related factors. The Company uses historical information in estimating the expected term. Vesting periods have typically been over a two year period. The risk-free rate is based on the yields of Canadian benchmark bonds which approximate the expected life of the option. The Company has never paid a dividend and does not plan to in the future and therefore the expected dividend yield is nil. All of the share-based compensation expense was recorded as general and administrative costs in the consolidated statements of operations and none of which was capitalized.

The following table provides certain stock options disclosures for the year-ended December 31:

	2010	2009	2008
Stock-based compensation expense - millions	$0.5	$0.4	$0.6
Intrinsic value of options exercised - millions	$0.0	$0.0	$0.3
Fair value of awards vesting - millions	$0.5	$0.7	$0.7
Cash received on option exercises - millions	$0.1	$0.0	$0.5
Unamortized stock-based compensation expense - millions	$0.5	$0.5	$0.2

The following table summarizes the weighted-average assumptions used in determining fair values during the years ended December 31:

	2010		2009		2008
Grant date fair value	CAD$	0.23	CAD$	0.29	CAD$	0.31
Grant market price	CAD$	0.59	CAD$	0.70	CAD$	0.83
Ending common share price	CAD$	0.63	CAD$	0.71	CAD$	0.59
Expected volatility		59%		60%		56%
Expected option term - years		2.9		3.0		3.1
Risk-free interest rate		1.0%		1.4%		2.2%
Forfeiture rate		7.0%		4.8%		2.8%
Dividend yield		0%		0%		0%

Stock options

The following tables summarize the stock option activity during the years ended December 31, 2010 and 2009:

		Weighted	Weighted	Weighted	Aggregate
		Average	Average	Average	Intrinsic
	Number	Exercise	Fair Value	Remaining	Value
Outstanding Grants 2010	(000')	Price CAD	CAD	Contractual Life	Millions CAD
Balance, beginning of the period	7,099	$0.82	$0.33	3.5	$0.6
Granted	2,433	$0.59	$0.23		$-
Exercised/Released	(305)	$0.45	$0.20		$-
Cancelled/Forfeited	(437)	$0.66	$0.27		$-
Expired	(671)	$1.36	$0.63		$-
Balance, end of the period	8,119	$0.72	$0.28	3.4	$0.4
Vested and exercisable, end of the period	5,770	$0.76	$0.29	2.9	$0.4
Vested and expected to vest, end of the period	7,928	$0.72	$0.28	3.4	$0.4

		Weighted	Weighted	Weighted	Aggregate
		Average	Average	Average	Intrinsic
	Number	Exercise	Fair Value	Remaining	Value
Outstanding Grants 2009	(000')	Price CAD	CAD	Contractual Life	Millions CAD
Balance, beginning of the period	5,271	$1.03	$0.43	3.1	$0.3
Granted	2,730	$0.70	$0.29		$-
Exercised/Released	(40)	$0.45	$0.18		$-
Cancelled/Forfeited	(211)	$1.20	$0.41		$-
Expired	(651)	$1.93	$0.98		$-
Balance, end of the period	7,099	$0.82	$0.33	3.5	$0.6
Vested and exercisable, end of the period	4,770	$0.91	$0.36	2.9	$0.4
Vested and expected to vest, end of the period	6,951	$0.82	$0.33	3.4	$0.6

The following table summarizes the exercise price ranges at December 31, 2010:

Exercise Price CAD		Options Outstanding			Options Exercisable
Low	High	Quantity	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price CAD	Quantity	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price CAD
$0.40	$0.55	1,940,000	3.0	$0.45	1,922,500	3.0	$0.45
0.56	0.70	4,458,000	4.5	0.63	2,206,837	4.3	0.64
0.71	0.85	240,000	4.0	0.71	160,000	4.0	0.71
0.86	1.36	1,480,640	0.6	1.34	1,480,640	0.6	1.34

$0.40	$1.36	8,118,640	3.4	$0.72	5,769,977	2.9	$0.76

In May 2009, the option plan was revised to allow options to be priced in the currency that the recipient receives compensation for services. Prior to May 2009, all of the options were denominated in CADs. As of December 31, 2010, there were 4.5 million options granted and outstanding, which were denominated in USDs and had a weighted average exercise price of $0.59.

21.	Earnings per share:

The Company computes earnings per share (“EPS”) by applying the provisions of CICA Handbook Section 3500, Earnings per Share. Because the Company reported net losses for the years ended December 31, 2010 and 2009, inclusion of common share equivalents would have an antidilutive effect on per share amounts. Accordingly, the Company’s basic and diluted EPS computations are the same for the periods presented. Common share equivalents, which include share options, warrants to purchase common shares, share grants and convertible debentures, in the years ended December 31, 2010, 2009 and 2008 that were not included in the computation of diluted EPS because the effect would be antidilutive were 9.6 million, 6.8 million and 8.5 million, respectively.

22.	Recently issued Financial Accounting Standards:

Following are recently issued accounting standards relevant to our Company and business that may impact the Company in the future. It includes standards that have been recently adopted or ones that have been issued and not yet adopted.

Canadian Standards

Section 1582 – Business Combinations – In January 2009, the CICA issued Section 1582, which replaces Section 1581 and establishes standards for the accounting for a business combination. Section 1581 has been re-filed under “Superseded Accounting Recommendations” with a Supplement added setting out the previous wording of paragraphs in other Handbook material that has been amended substantially as a consequence of approving new Section 1582. The superseded Section 1581 will be withdrawn from the Handbook when it is no longer effective.  Section 1582 applies prospectively to business combinations for which the acquisition date is on or after January 1, 2011. Earlier application is permitted.  If an entity applies this Section before January 1, 2011, it shall disclose that fact and apply Consolidated Financial Statements, Section 1601, and Non-controlling Interests, Section 1602, at the same time. The adoption of this section had no material impact on the Company’s consolidated financial statements.

Section 1601 – Consolidated Financial Statements – In January 2009, the CICA issued Section 1601, which, together with new Section 1602, replaces Section 1600 and establishes standards for the preparation of consolidated financial statements. Section 1600 has been re-filed under “Superseded Accounting Recommendations”. The superseded Section 1600 will be withdrawn from the Handbook when it is no longer effective. Section 1601 applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted as of the beginning of a fiscal year. An entity adopting this Section for a fiscal year beginning before January 1, 2011 also adopts Business Combinations, Section 1582, and Non-controlling Interests, Section 1602. The adoption of this section had no material impact on the Company’s consolidated financial statements.

US Standards

In March 2008, the FASB issued a new statement related to Disclosures about Derivative Instruments and Hedging Activities. This statement intends to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance and cash flows. This statement also requires disclosure about an entity’s strategy and objectives for using derivatives, the fair values of derivative instruments and their related gains and losses. This statement is effective for fiscal years and interim periods beginning after November 15, 2008, and will be applicable to the Company’s fiscal year beginning July 1, 2009. The adoption of this section had no material impact on the Company’s consolidated financial statements.

23.	Differences between Canadian and United States Generally Accepted Accounting Principles:

Prior to 2008, there was one significant difference between Canadian GAAP and US GAAP, which was the accounting for mineral properties. Effective January 1, 2008, the Company changed its accounting policy for mineral properties from deferring exploration costs incurred during the exploration stage to expensing such costs in the year incurred.

Prior to May 2009, the Company issued options to US employees that were denominated in Canadian dollars. According to the US GAAP guidance related to Share-Based Payments, those options would be classified as liabilities rather than as equity. As of December 31, 2010, the total liability related to this adjustment was $0.5 million and as of December 31, 2009 the total liability related to this adjustment was $0.7 million.

In 2009, a new statement was effective related to Determining Whether an Instrument (or Embedded Feature) is indexed to an Entity’s Own Stock, which provides guidance in determining whether or not derivative financial instruments are indexed to a company’s own stock. It was determined that the Company’s outstanding warrants and the US denominated notes payable would be recorded as a liability for US GAAP. As of December 31, 2010, the total liability related to this adjustment was nil due to the immaterial fair value of the derivatives.

In 2009, the Company capitalized $1.2 million of transaction costs related to the issuance of the gold bonds. Canadian GAAP records the transaction costs as a discount to the liability. US GAAP records the transaction costs as an asset. Both GAAPs amortize transaction costs to interest expense using the effective interest method. As of December 31, 2010, the amortized balance of gold bond transaction costs is $0.6 million, which is shown as a difference in assets and liabilities.

The impact of these differences on the summary consolidated financial disclosures for the consolidated balance sheet, consolidated statement of operations and consolidated cash flows is as follows:

As of December 31,	2010	2009	2008
(a) Assets
Total assets - Canadian GAAP	$80,120,900	$79,857,300	$67,411,600
US GAAP adjustment - transaction costs	643,900	1,122,100	-
Total assets - US GAAP	$80,764,800	$80,979,400	$67,411,600

(b) Liabilities
Total liabilities - Canadian GAAP	$26,069,500	$25,819,900	$8,137,000
US GAAP adjustment - option/warrant/transaction costs	1,123,100	1,842,500	211,100
Total liabilities - US GAAP	$27,192,600	$27,662,400	$8,348,100

(c) Shareholders' equity
Total shareholders' equity - Canadian GAAP	$54,051,400	$54,037,400	$59,274,600
US GAAP adjustment - option/warrant liabilities	(479,200)	(720,400)	(211,100)
Total shareholders' equity - US GAAP	$53,572,200	$53,317,000	$59,063,500

For the Years Ended December 31,	2010	2009	2008
(d) Operations
Net loss - Canadian GAAP	$(8,796,800)	$(5,960,100)	$15,805,000
US GAAP adjustment - net option/warrant expense	8,700	(351,500)	285,500
Net income (loss) under U.S. GAAP	$(8,788,100)	$(6,311,600)	$16,090,500

(e) Earnings per share
Basic and diluted income (loss) per share - Canadian GAAP	$(0.10)	$(0.07)	$0.20
US GAAP adjustment - net option/warrant expense	-	-	-
Basic and diluted income (loss) per share - US GAAP	$(0.10)	$(0.07)	$0.20

(f) Cash flows from operating activities
Operating activities - Canadian GAAP	$(4,740,800)	$(9,578,500)	$(5,778,400)
US GAAP adjustment - net option/warrant expense	-	-	-
Operating activities - US GAAP	$(4,740,800)	$(9,578,500)	$(5,778,400)

(g) Cash flows from investing activities
Investing activities - Canadian GAAP	$(2,000,200)	$(7,897,300)	$18,484,200
US GAAP adjustment - none	-	-	-
Investing activities - US GAAP	$(2,000,200)	$(7,897,300)	$18,484,200

(h) Cash flows from financing activities
Financing activities - Canadian GAAP	$3,261,100	$13,820,000	$495,600
US GAAP adjustment - none	-	-	-
Financing activities - US GAAP	$3,261,100	$13,820,000	$495,600

24.	Subsequent Events:

On March 10, 2011, the Company called the remaining C$1.3 million of outstanding debentures. On the cancellation date C$1.0 million of the debentures were converted into 2.0 million common shares and the remaining C$0.3 debenture was repaid.